FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 7, 2005

NORSAT INTERNATIONAL INC.

(Registrant's Name)

300-4401 Still Creek Drive

Burnaby, BC  V5C 6G9

Canada

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   November 14, 2005

By: Signed "Constantine McQuade"

Constantine McQuade

Acting Chief Financial Officer and Controller, Norsat International

____________________________________________________________

Financial Statements (Unaudited)

For the Quarter Ended September 30, 2005

November 14, 2005

Norsat International Inc.

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

(Unaudited)

	September 30,	December 31,
	2005	2004

Assets
Current assets:
Cash and cash equivalents	$2,588,896	$4,978,210
Short-term investments	37,000	72,000
Accounts receivable	3,351,007	1,966,298
Inventories	3,416,123	3,433,155
Prepaid expenses and other	568,021	228,178
	9,961,047	10,677,841

Property and equipment	802,324	1,049,267
Goodwill	440,095	440,095
Other assets	20,460	31,727
	$11,223,926	$12,198,930

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$2,259,918	$729,661
Accrued liabilities	1,064,983	1,780,970
Current liabilities from discontinued operations	52,112	51,648
Deferred revenue	328,842	73,271
	3,705,855	2,635,550
Obligations (note 8)
Long-term debt (note 10)	1,961,019	1,467,594

Shareholders' equity:
Share capital (note 2)	41,374,544	40,901,057
Contributed surplus	1,732,154	1,220,009
Equity component of long-term debt (note 10)	2,190,779	1,909,127
Deficit	(39,740,425)	(35,934,407)
	5,557,052	8,095,786
	$11,223,926	$12,198,930

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)

(Unaudited)

Three months ended Sept 30, 2005	Three months ended Sept 30, 2004	Nine months ended Sept 30, 2005	Nine months ended Sept 30, 2004
Sales	$ 4,720,502	$ 5,004,765	$ 13,394,864	$ 12,733,661
Cost of sales	2,110,656	2,402,805	6,727,521	6,496,293
	2,609,846	2,601,960	6,667,343	6,237,368
Expenses:				
Selling, general and administrative (note 9)	2,759,754	1,376,487	7,263,698	4,006,546
Product development	735,139	369,946	1,649,580	1,166,047
Technology Partnerships Canada funding	-	(517,473)	-	(517,473)
Amortization	180,640	153,458	514,429	457,863
	3,675,533	1,382,418	9,427,707	5,112,983
Earnings (loss) from continuing operations before other expenses and income taxes	(1,065,687)	1,219,542	(2,760,364)	1,124,385
Other expenses (note 3)	311,530	213,603	1,043,309	461,865
Earnings (loss) from continuing operations before income taxes	(1,377,217)	1,005,939	(3,803,673)	662,520
Income tax expense (recovery)	(46)	-	1,833	-
Earnings (loss) from continuing from operations	(1,377,171)	1,005,939	(3,805,506)	662,520
Recovery (loss) from discontinued operations	-	1,885	(512)	722,329
Net earnings (loss)	(1,377,171)	1,007,824	(3,806,018)	1,384,849
Deficit, beginning of period	(38,363,253)	(36,710,720)	(35,934,407)	(37,087,745)
Deficit, end of period	$ (39,740,425)	$ (35,702,896)	$ (39,740,425)	$ (35,702,896)
Net (loss) earnings per common share - basic (note 4)				
Continuing operations	$ (0.03)	$ 0.03	$ (0.09)	$ 0.02
Discontinued operations	$ -	$ -	$ -	$ 0.02
Net earnings (loss)	$ (0.03)	$ 0.03	$ (0.09)	$ 0.03
Net (loss) earnings per common share - diluted (note 4)				
Continuing operations	$ (0.03)	$ 0.02	$ (0.09)	$ 0.02
Discontinued operations	$ -	$ -	$ -	$ 0.02
Net earnings (loss)	$ (0.03)	$ 0.02	$ (0.09)	$ 0.03

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

(Unaudited)

	Three months ended Sept 30,		Nine months ended Sept 30,
	2005	2004	2005	2004

Cash provided by (used in):
Operations:
Loss from continuing operations$	$(1,377,171)	$1,005,939	$(3,805,506)	$662,520
Items not involving cash:
Amortization	180,640	153,458	514,429	457,863
Gain on disposal of property * and equipment	-	(209)	-	(7,296)
Modification of Conversion Price of the Convertible Debt (note 10)	0		374,818
Interest accreted on long-term * debt and deferred finance cost * amortization	(3,940)	86,642	210,966	245,264
Foreign exchange loss (gain)	23,667	27,794	34,594	(31,887)
Stock-based compensation	84,511	43,666	793,797	123,805
Changes in non-cash working * capital (note 6)	1,543,806	(2,507,278)	(637,679)	(3,163,115)
Cash used in continuing * operations	451,513	(1,189,988)	(2,514,581)	(1,712,846)

Recovery from discontinued* operations	-	1,885	(512)	722,329
Changes in non-cash working * capital	0	(1,885)	464	(887,241)
	451,513	(1,189,988)	(2,514,629)	(1,877,758)

Investments:
Net purchase of property and * equipment	(63,061)	(117,680)	(267,486)	(170,529)
Sale (purchase) of short-term * investments	0	800,000	35,000	-
	(63,061)	682,320	(232,486)	(170,529)

Financing:
Proceeds on exercise of warrants	0	211,750	473,488	729,851
	0	211,750	473,488	729,851

Effect of change in exchange * rates on cash	(139,823)	(39,277)	(115,687)	28,024

Increase (decrease) in cash and * cash equivalents	248,629	(335,195)	(2,389,314)	(1,290,412)

Cash and cash equivalents, * beginning of period	2,340,267	1,625,924	4,978,210	2,581,141

Cash and cash equivalents, * end of period	$2,588,896	$1,290,729	$2,588,896	$1,290,729

Supplemental cash flow and other disclosures (note 6).

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

(Unaudited)

1 Significant Accounting Policies:

(a)

Basis of presentation:

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial reporting, and the accounting polices used, except as noted, are consistent with the most recent audited annual financial statements.  These financial statements do not contain all disclosures required by Canadian GAAP for annual financial statements, and accordingly, should be read together with the audited annual consolidated financial statements, accompanying notes and management discussion and analysis included in the Company's 2004 Annual Report. The results for the three months and nine months ended September 30, 2005 may not be indicative of the results that may be expected for the full year or any other period.

(b)

Stock-based compensation:

The Company accounts for its stock-based compensation using the fair value method.  The Canadian Institute of Chartered Accountants ("CICA") section 3870, "Stock-Based Compensation and Other Stock-Based Payments" permitted, and the Company has adopted the fair value method to be applied to all stock-based compensation awards for fiscal years beginning on or after January 1, 2003.  The Company's cost with the fair value for the three and nine months ended September 30, 2005 was $84,511 and $793,797 respectively, and is included in selling, general and administrative expense.

If compensation cost for the Company's employee awards issued on or after January 1, 2002 had been determined based on the fair value method at the applicable grant dates, the Company's pro forma net loss for the three months ended September 30, 2005 would have increased by $7,000 to $1,384,171 and the Company's pro forma net loss for the nine months ended September 30, 2005 would have increased by $17,000 to $3,823,018.  The Company's basic and diluted net loss of $.03 and $0.09 per common share would remain unchanged for the three and nine months ended September 30, 2005, respectively.  The weighted average fair value of options granted during 2002 was $0.90.  The fair value of options was determined using the Black-Scholes valuation model assuming an average option life of three years, no dividends, expected average annual volatility of 71%, and risk-free interest rates of 3% except for those with no vesting period.

2 Share Capital:

For the nine months ended September 30, 2005 -581,250 options were exercised for proceeds of $473,488.   No shares have been issued in the three months ended September 30, 2005.

Norsat International Inc.

Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

(Unaudited)

3 Other Expenses:

	Three months ended Sept 30,		Nine months ended Sept 30,
	2005	2004	2005	2004

Net interest - cash$133,206	$64,770	$216,424	$218,553
Interest - non-cash	43,394	86,642	210,967	245,264
Foreign currency loss (gain)	134,930	62,400	241,100	5,344
Other- Modification of Conversion Price of Convertible Debt (note 11)	-		374,818
Gain on disposal of property * and equipment	-	(209)	-	(7,296)

	$311,530	$213,603	$1,043,309	$461,865

4 Earnings Per Share:

As the Company has a net loss from continuing operations in each of the periods presented in the current year, basic and diluted net loss per share are the same, as the exercise of in the money warrants or options would be anti-dilutive. In 2004, basic and dilutive earnings per share were not materially different. The weighted average number of shares used in calculating basic net loss per share for the three and nine months ended September 30, 2005 were 42,633,082  (2004 - 40,036,908) and 42,633,082 (2004 - 39,869,514) respectively.  The weighted average number of shares used in calculating diluted net loss per share for the three and nine months ended September 30, 2005 were 42,051,832 (2004 - 40,637,793) and 42,633,082 (2004 - 40,798,640) respectively.

Norsat International Inc.

Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

(Unaudited)

5 Segmented Information:

The following tables set forth information by operating segments from continuing operations for the three and nine months ended September 30, 2005 and 2004 respectively.

Three months ended Sept 30, 2005	Microwave	Satellite Systems	Consolidated

Sales	$2,839,163	$1,881,339	$4,720,502
Gross profit	1,410,852	1,198,994	2,609,846

Three months ended Sept 30, 2004	Microwave	Satellite Systems	Consolidated

Sales	$2,030,002	$2,974,763	$5,004,765
Gross profit (loss)	683,215	1,918,745	2,601,960

Nine months ended Sept 30, 2005	Microwave	Satellite Systems	Consolidated

Sales	$6,722,270	$6,672,594	$13,394,864
Gross profit	2,645,360	4,021,983	6,667,343
Total assets related to continuing operations	3,707,781	7,516,145	11,223,926
Property and equipment	105,607	696,717	802,324

Nine months ended Sept 30, 2004	Microwave	Satellite Systems	Consolidated

Sales	$6,922,830	$5,810,831	$12,733,661
Gross profit	2,867,022	3,370,346	6,237,368
Total assets related to continuing operations	4,432,142	7,792,639	12,224,781
Property and equipment	248,957	953,331	1,202,288

Norsat International Inc.

Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

(Unaudited)

6 Supplemental cash flow and other disclosures:

	Three months ended Sept 30,		Nine months ended Sept 30,
	2005	2004		2005	2004

Changes in non-cash operating working capital:
Accounts receivable	$1,998,687	$(2,885,113)		$(1,384,709)	$(3,009,157)
Inventories	(434,276)	1,090,873		17,032	(899,822)
Prepaid expenses and other	(378,254)	(214,904)		(339,843)	(426,046)
Accounts payable and accrued liabilities	371,529	(576,592)		814,270	1,093,452
Deferred revenue	(13,880)	78,458		255,571	78,458.000

	$1,543,806	$(2,507,278)		$(637,679)	$(3,163,115)

Supplementary information:
Interest paid	$97,958	$101,600		$194,894	$206,400
Income taxes paid $		$2,349	$		$46,083

7 Comparative Figures:

Certain comparative figures have also been reclassified to conform to the financial statement presentation adopted in 2005.

8 Tabular Disclosure of Contractual Obligations

As of September 30, 2005, the impact that our contractual obligations are expected to have on our liquidity and cash flow in future periods is as follows:

($000's)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Operating Lease Obligations	$1,073	$1,073	-	-	-
Inventory Purchase Obligations	$5,116	$5,116	-	-	-
Long Term- Debt Obligations	$2,420	-	$2,420	-	-
	$8,609	$6,189	$2,420	-	-

9 Related Party Transactions

During the third quarter ending September 30, 2005, the only related party transaction was the payment to the directors of their quarterly fees and meeting fees for $60,000 to our six board members.  The expense has been recorded in Selling, General and Administrative expense within the Statement of Operations and Deficit.

Norsat International Inc.

Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

(Unaudited)

10 Debt Restructuring

During the year ended 2002, the company issued Convertible Notes.  The Notes bear interest at 8% per annum, payable semi-annually and are due March 31, 2007.  The Notes were intended to be convertible into shares of the company at a fixed rate of US$1.70 per share.

On June 24th, 2005, the Company announced that it had reduced the conversion price of the Notes from US$1.70 per common share to US$1.25 per common share as an early inducement of conversion on the Notes.

The modification of the convertible Notes was treated as an early inducement of conversion on the debentures.  As a result, the incremental change in the value of the instrument was allocated, based on its current fair value, to liabilities and equity of the company.  Long-term Debt was increased by $378,148 and the equity component of the long-term debt was increased by $281,652.  The increase in the liability component was charged to Other Expenses and the equity adjustment was charged to Contributed Surplus.

Subsequent to June 22 2005, the company received notice of conversion of $250,000 USD of Notes. This conversion has not yet been completed as of September 30, 2005.

11 Restatement of Financials Statements Period ended June 30, 2005

The Company has filed Restated Financial Statements for its Second Quarter ended June 30 2005 due to a correction of an accounting error in that three month ended period.

The modification of the conversion price for the Convertible Note and Stock options issued in May and June 2005 was not accounted for in the Financial Statements for the Second Quarter of 2005.The restatement reflects the following changes to the Financial Statements for the three month period ended June 30, 2005. These adjustments have been made in the restated financial statements for the period ended June 30, 2005. Those restated amounts have been incorporated in the opening values within these financial statements. These statements should be read in concert with the restated June 30, 2005 financial statements.

  An increase in the principal amount of the Convertible note, reflected as a long term liability on the Balance Sheet (note 10).  The reduced conversion price was allocated, based on its current fair value, to Liabilities and the Equity Component of Long Term Debt in Shareholders' Equity. Opening Long Term Debt was increased by $374,818 and the Equity Component of Long Term Debt was increased by $281,652.

  The increase in the liability component was reflected and charged to Revaluation of Debt Conversion Expense in the Statement of Operations (note3), in the three month period ended June 30, 2005

  Interest Expense was reduced by $17,041 and the Foreign Currency Loss was increased by $20,371 due to the adjustment in the Long Term Debt balance for the same period.

  A charge of $104,981 was recorded to Selling General & Administrative expenses and Contributed Surplus for the Company's Stock compensation plan for the second quarter.

Norsat International Inc.

Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

(Unaudited)

  As result of these adjustments both the Net Loss and the Accumulated Deficit increased by a total of $483,129 to reflect the impact of the equity adjustment. This has translated into a reduction of Earnings per Share by $0.01 from the amount previously reported.

  There was no impact on the Working Capital as there is no cash impact to the Company on these adjustments.

The impact of this restatement has already been carried forward to the Financial Statements for the Third Quarter of 2005.

_____________________________________________________________

Management Discussion and Analysis

For the Quarter Ended September 30, 2005

November 14, 2005

Norsat International Inc.

Management Discussion and Analysis

November 14, 2005

The following information should be read in conjunction with the Company's unaudited interim consolidated financial statements and related notes included therein for the thre e and nine months ended September 30 , 20 05, and the audited consolidated financial statements, related notes included therein and Management Discussion and Analysis for the year ended December 31, 2004 included in the Company's 2004 Annual Report.  All of the Company's financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  All amounts following are expressed in Canadian Dollars unless otherwise indicated. Additional information relating to the Company, including the Company's annual information form for the year ended December 31, 2004, may be found on the Company's web page at www.norsat.com and at www.sedar.com.

Forward Looking Statements

Statements in this report relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat's public filings with securities regulatory authorities.

Introduction

Over the past 26 years Norsat International Inc. has developed a reputation for technical excellence and innovative design. It has successfully positioned itself as a leading global provider of high quality microwave products and portable satellite systems to the satellite industry.

Today the Company generates revenue from two business units: Microwave Products and Satellite Systems.

The Microwave products business supplies satellite signal receivers, transmitters and other ground station products for the worldwide commercial market. Over the past several years, the Microwave business has been maturing. The Company is committed to maintaining its strong position in this market. The Company maintains its competitiveness by focusing on customer needs and leading the market with the introduction of increasing compact and efficient next generation transmitters, receivers and solid state power amplifiers.

The Satellite Systems business designs, manufactures and markets the OmniLink family of products and more recently, the GLOBETrekker family of products. This includes portable satellite terminal products that provide rapidly deployable broadband satellite data and video connectivity in areas where traditional communications infrastructure is insufficient, damaged or non-existent

Norsat International Inc.

Management Discussion and Analysis

Overall Performance

2005 third quarter sales were $4.7 million, down 6% or $ 300,000 lower than the third quarter last year of $5.0 million.  Gross margins were up significantly to 55.3%, and net loss was $1.4 million. Last year's third quarter gross margins were 51.9% with net income of $1.0 million.  Microwave sales increased by $809,000 or 40% over third quarter 2004 and are $900,000 higher than the second quarter 2005.  Sales of Satellite Systems were down by $1.1 million but on a year to date basis they are $862,000 ahead of last year at this time.

Year to date sales were $13.4 million, up $0.7 million or 5.1% higher for the first nine months of 2005 as compared to 2004.  For the nine months ended September 30, 2005, sales were $13.4 million and gross margins were 49.8% and the net loss was $3.8 million compared to sales of $12.7 million, gross margins of 48.9% and a profit of $1.4 million for the third quarter 2004.

Highlights

  On August 30, 2005, the Company announced that it had secured an initial order from the United States Marine Corps for a Norsat OmniLink system and related accessories. The Marine Corps Base Camp Lejeune in North Carolina, home of the Expeditionary Forces in Readiness, issued the order. The OmniLink system will be used by the Marine Corps to transmit and receive streaming video and data content from around the world. The Marine Corps is task organized to participate in combat environments in three dimensions - air, land and sea - anywhere in the world.

  In September 2005, Norsat International Inc. unveiled the new Norsat GLOBETrekker, a revolutionary backpackable, broadband satellite system, at the IBC 2005 Exhibition in Amsterdam and in the Canadian Pavilion section of DSEi (Defense System Equipment Intl show and Exhibition) at the ExCeL Centre in London. The GLOBETrekker is an intelligent, ultra-portable satellite system that enables users to establish a reliable broadband connection on short notice - anywhere in the world - even in harsh and hostile conditions. It is sleekly designed to be carried in a backpack, is airline checkable, fits in small vehicles and is even helicopter- and parachute- friendly.

  In September 2005, the Company announced that it had expanded its portfolio of microwave products to include Block-up Converters in the extended Ku-band, Ka and X-band low noise block down-converters, and custom block down-converters. The development of the new Ka and X-band external reference low noise block down-converters will complement plans by the U.S. Department of Defense for a 2006 launch of high-powered Wideband Gapfiller Satellites, which are expected to provide more than 10 times the capacity of current satellites.

  On September 19, 2005, the Board of Directors and Audit Committee of the Board announced the retention of Ernst & Young LLP, a leading professional services firm, as its auditing firm for the fiscal year ending December 31, 2005.

Norsat International Inc.

Management Discussion and Analysis

  Mr. George Dorin joined the Company on September 28, 2005 as Chief Financial Officer. Mr. Dorin is a member of the Institute of Chartered Accountants and has a Masters degree in Finance from the London School of Economics and degrees in Science and Accounting from the University of British Columbia. Mr. Dorin has over 25 years of national and international experience in financial management, strategic planning, business development and related disciplines and most recently served as CFO and Corporate Secretary of GPS Industries, a wireless technology company with offices in Canada, the United States and England. Mr. Dorin also currently serves on the Board of Directors and is Chair of the Audit Committee of Cantronic Systems, a private technology company in Coquitlam, B.C.

  On September 29, 2005, the Company announced that it had fulfilled an order to supply portable satellite systems to the 1st Calvary Division of the U.S. Army. The order was in excess of US$800,000. Troops from the 1st Cavalry Division based out of Fort Hood, Texas, are using the portable satellite systems to transmit high fidelity data and video, as part of the current engagement in Joint Task Force Katrina. Helicopters and crews from Fort Hood's 1st Air Cavalry Brigade have been the lead air element of the task force.

Norsat International Inc.

Management Discussion and Analysis

Highlights (continued)

Results of Operations

	Three Months Ended Sept 30		Nine Months Ended Sept 30
Sales ($000's)	2005	2004	2005	2004
Microwave	$2,839	$2,030	$6,722	$6,923
Satellite Systems	1,882	2,975	6,673	5,811
-	$4,721	$5,005	$13,395	$12,734

Third quarter sales were $4.7 million, down 6% from $5.0 million in the third quarter of 2004.  On a year to date basis, sales are up $661k and reflect the efforts to diversity its customer base and expanded its focus beyond the microwave and mobile satellite communication market for the military and media to increase sources of revenue streams, and complement existing revenue streams.

Third quarter Microwave revenue was $2.8 million, up 40% and Satellite Systems revenue was $1.8 million, down 37% over the prior year.   Nine-month revenue was $13.4 million, with Satellite Systems representing 50% of total sales, versus 46% for the prior year.

	Three Months Ended Sept 30		Nine Months Ended Sept 30
Gross Profit Margin	2005	2004	2005	2004
Microwave	50%	34%	39%	41%
Satellite Systems	64%	65%	60%	58%
-	55%	52%	50%	49%

The overall gross margin improved slightly compared to the third quarter of 2004 due to product mix. On a year to date basis the increase in gross profit margins for Satellite systems was offset by the decrease in the gross profit margin for Microwave.

Norsat International Inc.

Management Discussion and Analysis

	Three Months Ended Sept 30 (Unaudited)		Nine Months Ended Sept 30 (Unaudited)
Operating Costs ($000's)	2005	2004	2005	2004
Selling, general and administrative	$2,760	$1,376	$7,264	$4,007
Product development	735	370	1,650	1,166
TPC Funding		(517)		(517)
Amortization	181	153	514	458
-	$3,676	$1,382	$9,428	$5,113

Many factors resulted in operating costs increasing by $2.2 million compared to the same quarter in the prior year.

This quarter's SG&A included a number of one time expenditures for accounting support, consulting and professional legal services. Due to the broad based change in the executive and finance staff at quarter-end, we hired outside contractors for accounting, legal and financial support. These costs were approximately $240k to complete the necessary legal and regulated filing for the company to both the NASDAQ and TSX.

During the third quarter, the Company expanded its sales and marketing initiatives into the Homeland Security market in the United States and certain European Union countries with the strategy focused on internal growth or growth by acquisition. We engaged a number of management and sales professionals on a contract basis and this came to approximately $270k. Many of these contracts have been discontinued and will end by year-end and will not be on-going into the New Year.

In the later half of September the Company attended two trade shows in Amsterdam and London to introduce and announce our new Globetrekker system. The associated cost of $140k to attend these trades shows ranged from the awarding winning brochure to booth rental, moving costs and outside adverting. Following through with our objective of improving our website and improving our international sales presence we spent $52k on a one time contract to improve and update our website.

There was an increase in headcount and payroll cost between the third quarters 2004 & 2005 due to the need to hire replacements for positions that were allowed to become vacant over time.  Overall the headcount increased by 10 employees accounting for $109k increase in payroll costs. Also there were payments totaling $140k, pursuant to a severance agreement with our previous CEO.  Also in this quarter we recognized $49k in stock based compensation for options issued to employees and directors.

The cost of the engineering and design development of the GlobeTrekker is reflected in the additional $365k in Product Development Costs. Product Development Costs are anticipated to increase as the Company continues to work on developing products that will provide superior performance at lower cost to our customers.

Last year we received $517 999999thousand funding from the Technology Partnership Canada Government funding program. This year we have not been received our funding from the TPC.

Norsat International Inc.

Management Discussion and Analysis

		Three Months Ended Sept 30		Nine months Ended Sept 30
	-	2005	2004	2005	2004
Earnings (loss) from continuing operations before other expenses and income taxes	-	$(1,377)	$1,006	$(3,806)	$663

Loss from continuing operations before other expenses and income taxes was $1.4 million in the third quarter of 2005, compared to income of $1.0 million in 2004, due primarily from increased SG&A expenses of $1.5 million.

Other expenses for the third quarter were $0.3 million compared to the prior year of $0.2 million.

The net effect of the above factors was a net loss from continuing operations for the quarter of $1.4 million or ($0.03) per share basic and diluted, compared to income of $1.0 million in the third quarter of 2004 or $0.03 per share basic and $0.02 per share diluted.

Norsat International Inc.

Management Discussion and Analysis

Quarterly Financial Data (Unaudited) (In $000's, except per share amounts)
	Three Months Ended
	Mar 31	Jun 30	Sep 30	Dec 31
2005
Sales	$2,519	$6,155	$4,721
Loss from continuing operations	($1,187)	($1,241)	($1,377)
Net loss	($1,188)	($1.241)	($1,377)
Loss per share from continuing operations - Basic and diluted	($0.03)	($0.03)	($0.03)
Net loss per share - basic and diluted	($0.03)	($0.03)	($0.03)
Weighted average common shares outstanding - Basic and diluted	42,052	42,633	42,633

2004
Sales	$4,358	$3,371	$5,005	$4,787
Earnings (loss) from continuing operations	$ 12	($355)	$1,006	($233)
Net earnings (loss)	$ 732	($355)	$1,008	($232)
Earnings (loss) per share from continuing operations - Basic	$0.00	($0.01)	$0.03	($0.01)
- Diluted	$0.00	($0.01)	$0.02	($0.01)
Earnings (loss) per share - Basic	$0.02	($0.01)	$0.03	($0.01)
- Diluted	$0.02	($0.01)	$0.02	($0.01)
Weighted average common shares outstanding - Basic	39,715	39,880	40,037	41,512
- Diluted	41,495	39,880	40,638	41,512

Liquidity and Capital Resources

The Company's cash and short-term investments balance at September 30, 2005 was $2.6 million, compared to $2.4 million at June 30, 2005.  This change resulted primarily from cash provided by operations of $0.4 million.  Separately, accounts receivable decreased by $2.0 million due to a significant sale being made late in the second quarter.

The Company entered into a credit facility with a Canadian bank in the third quarter of 2004.  The Company never utilized the facility.  During the second quarter of 2005 the bank withdrew the facility due to the Company failing to meet a covenant related to maintaining a positive EBIT during the period of third quarter 2004 to third quarter 2005.

As the Company continues to invest in developing new products and expanding its markets for those products, the Company will utilize cash until positive earnings are achieved. The Company anticipates having sufficient funds to meet projected core operational needs in the foreseeable future.

Norsat International Inc.

Management Discussion and Analysis

Tabular Disclosure of Contractual Obligations

As of September 30, 2005, the impact that our contractual obligations are expected to have on our liquidity and cash flow in future periods is as follows:

($000's)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Operating Lease Obligations	$1,073	$1,073	-	-	-
Inventory Purchase Obligations	$5,116	$5,116	-	-	-
Long Term- Debt Obligations	$2,420	-	$2,420	-	-
	$8,609	$6,189	$2,420	-	-

Outstanding Share Data

As of September 30, 2005, the Company had issued and outstanding 42,633,082 common shares.  As of September 30, 2005 there were a total of 2,840,900 options and 3,146,811-share purchase warrants outstanding, each entitling the holders to purchase one common share of the Company at various prices ranging from $.50 to $15.00.

Unaudited Interim Financial Statements

The unaudited consolidated financial statements for the period ended September 30, 2005 have been reviewed by the company's independent auditors.

Significant Accounting Policies and Estimates

Significant accounting policies are described in note 2 to the Consolidated Financial Statements included in Norsat's 2004 Annual Report. A discussion of the critical accounting policies and the related estimates are included in Management Discussion and Analysis in the 2004 Annual Report. There were no significant changes in accounting policies or estimates since the fiscal year ended December 31, 2004.

 Related party Transactions

During the third quarter ending September 30, 2005, the only related party transaction was the payment to the directors of their quarterly fees and meeting fees for $60,000 to our six board members.

Norsat International Inc.

Management Discussion and Analysis

 Debt Restructuring

During the year ended 2002, the company issued Convertible Notes.  The Notes bear interest at 8% per annum, payable semi-annually and are due March 31, 2007.  The Notes were intended to be convertible into shares of the company at a fixed rate of US$1.70 per share.

On June 24th, 2005, the Company announced that it had reduced the conversion price of the Notes from US$1.70 per common share to US$1.25 per common share as an early inducement of conversion on the Notes.

The modification of the convertible Notes was treated as an early inducement of conversion on the debentures.  As a result, the incremental change in the value of the instrument was allocated, based on its current fair value, to liabilities and equity of the company.  Long-term Debt was increased by $378,148 and the equity component of the long-term debt was increased by $281,652.  The increase in the liability component was charged to Other Expenses and the equity adjustment was charged to Contributed Surplus.

Subsequent to June 22 2005, the company received notice of conversion of $250,000 USD of Notes. This conversion has not yet been completed as of September 30, 2005.

Restatement of Financials Statements Period ended June 30, 2005

The Company has filed Restated Financial Statements for its Second Quarter ended June 30 2005 due to a correction of an accounting error in that three month ended period.

The modification of the conversion price for the Convertible Note and Stock options issued in May and June 2005 was not accounted for in the Financial Statements for the Second Quarter of 2005.The restatement reflects the following changes to the Financial Statements for the three month period ended June 30, 2005. These adjustments have been made in the restated financial statements for the period ended June 30, 2005. Those restated amounts have been incorporated in the opening values within these financial statements. These statements should be read in concert with the restated June 30, 2005 financial statements.

  An increase in the principal amount of the Convertible note, reflected as a long term liability on the Balance Sheet (note 10).  The reduced conversion price was allocated, based on its current fair value, to Liabilities and the Equity Component of Long Term Debt in Shareholders' Equity. Opening Long Term Debt was increased by $374,818 and the Equity Component of Long Term Debt was increased by $281,652.

  The increase in the liability component was reflected and charged to Revaluation of Debt Conversion Expense in the Statement of Operations (note3), in the three month period ended June 30, 2005

Norsat International Inc.

Management Discussion and Analysis

  Interest Expense was reduced by $17,041 and the Foreign Currency Loss was increased by $20,371 due to the adjustment in the Long Term Debt balance for the same period.

  A charge of $104,981 was recorded to Selling General & Administrative expenses and Contributed Surplus for the Company's Stock compensation plan for the second quarter.

  As result of these adjustments both the Net Loss and the Accumulated Deficit increased by a total of $483,129 to reflect the impact of the equity adjustment. This has translated into a reduction of Earnings per Share by $0.01 from the amount previously reported.

  There was no impact on the Working Capital as there is no cash impact to the Company on these adjustments.

The impact of this restatement has already been carried forward to the Financial Statements for the Third Quarter of 2005